

February 11, 2025

Vladimir Tenev
Chief Executive Officer
Robinhood Markets, Inc.
85 Willow Rd
Menlo Park, CA 94025

> **Re: Robinhood Markets, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-40691**

Dear Vladimir Tenev:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets